UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No __)

Environmental Service Professionals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

294077 10 2
(CUSIP Number)

December 28, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 294077 10 2

1	NAMES OF REPORTING PERSONS:

Boca Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	5	SOLE VOTING POWER: 1,250,000

NUMBER OF
SHARES	6	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 1,250,000
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

• 1,250,000 shares of common stock;
• 275,000 shares of common stock underlying a common stock purchase warrant; and
• 1,060,345 shares of common stock underlying a $615,000 original principal amount convertible note (based on a conversion price of $0.58 per share);

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.74%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1.

(a) Name of Issuer.

Environmental Service Professionals, Inc.

(b) Address of Issuer's Principal Executive Offices.

1111 East Tahquitz Canyon Way, Suite 110
Palm Springs, CA 92262

Item 2.

(a) Name of Person Filing.

Boca Funding, LLC

(b) Address or Principal Business Office or, if none, Residence.

152 West 57th Street, 54th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.
Delaware

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

294077 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount Beneficially Owned:

•	1,250,000 shares of common stock;
•	275,000 shares of common stock underlying a common stock purchase warrant; and
•	1,060,345 shares of common stock underlying a $615,000 original principal amount convertible note (based on a conversion price of $0.58 per share);

The common stock purchase warrant and convertible note each provide a limitation on the exercise of such warrant and such note, such that the number of shares of common stock that may be acquired by the holder upon exercise of the warrant or conversion of the note shall be limited to the extent necessary to ensure that following such exercise or conversion the total number of shares of common stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of common stock.

(b) Percent of class: 5.74%

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,250,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,250,000
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2008

BOCA FUNDING, LLC

By: /s/ JASON LYONS
Name: Jason Lyons
Title: Manager